The Goldman Sachs Group L.P.
85 Broad Street
New York, NY 10004




April 5, 1998





Western Wireless Corporation
2001 NW Sammamish Road
Issaquah, WA 98027



Dear Sir or Madam:



         We understand that Hellman & Friedman entities have delivered a Demand Registration notice to you today pursuant to the Stockholders Agreement between Western Wireless Corporation ("WWC") and certain of its shareholders (the "Agreement"). We also understand that, pursuant to the Agreement, WWC will be sending notices of the right to register shares to certain shareholders of WWC, including the Goldman Sachs entities. Please be advised that, subject to completing the registration documents to be sent to us from WWC, the Goldman Sachs entities intend to register for sale two million shares in connection with this secondary offering.



Very truly yours,



/s/ Terence M. O'Toole



Authorized Representative of the Goldman Sachs entities